

July 9, 2014

Via E-mail
Stephen Trundle
President and Chief Executive Officer
Alarm.com Holdings, Inc.
8150 Leesburg Pike
Vienna, VA 22182

> **Re:** **Alarm.com Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 20, 2014**
> **CIK No. 1459200**

Dear Mr. Trundle:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated June 10, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Selected Risks Affecting Our Business, page 8

1.   Regarding your response to prior comment 3, when known, please expand to disclose the aggregate amount that will be beneficially owned by your key stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

2.   We note your response to prior comment 4. Please provide support for your claim of leadership in the first sentence where you state that you "are the leading cloud-based software platform" and similar statements elsewhere in your prospectus.

Key Metrics, page 58

3.   Please disclose the substance of the first two sentences of your response to prior comment 12 in which you state that you do not have exact data around commercial properties using your services and that less than one percent of your subscribers subscribe to commercial service plans.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via E-mail
        Eric Jensen, Esq.
        Cooley LLP